--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                        Commission File Number 000-19517



                                  Title of Plan
                            THE BON-TON STORES, INC.
                    PROFIT SHARING / RETIREMENT SAVINGS PLAN



               ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN
                            THE BON-TON STORES, INC.
                             2801 EAST MARKET STREET
                            YORK, PENNSYLVANIA 17402
                                 (717) 757-7660


--------------------------------------------------------------------------------

                            THE BON-TON STORES, INC.
                     PROFIT SHARING/RETIREMENT SAVINGS PLAN

                              Financial Statements
                        As of December 31, 2001 and 2000
                        (Together with auditors' report)

                            THE BON-TON STORES, INC.
                     PROFIT SHARING/RETIREMENT SAVINGS PLAN

                                TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
Independent Auditors' Report                                                              1
Statements of net assets available for plan benefits
  As of December 31, 2001 and 2000                                                        2

Statements of changes in net assets available for plan benefits
  For the years ended December 31, 2001 and 2000                                          3

Notes to financial statements
  As of December 31, 2001 and 2000                                                        4

Schedule H, Part IV, item I -- Schedule of assets held for investment purposes
  As of December 31, 2001                                                                10

                          INDEPENDENT AUDITORS' REPORT


To the Plan Administrator
The Bon-Ton Stores, Inc.
Profit Sharing/Retirement Savings Plan:

We have audited the accompanying statement of net assets available for plan benefits of The Bon-Ton Stores, Inc. Profit Sharing/Retirement Savings Plan (the
Plan) as of December 31, 2001, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2001, and the changes in net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, listed in the index to the financial statements, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.


                 /s/ KPMG LLP

June 26, 2002

                            THE BON-TON STORES, INC.
                     PROFIT SHARING/RETIREMENT SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits

                        As of December 31, 2001 and 2000



                     ASSETS                    2001             2000
                                           ------------     ------------

Current assets:
   Cash                                    $     13,446     $     12,078
                                           ------------     ------------
   Contributions receivable-
      Employer                                2,199,999        2,371,986
      Employee/participant                      167,670          132,139
                                           ------------     ------------
        Total contributions receivable        2,367,669        2,504,125
                                           ------------     ------------
   Interest and dividend receivable              27,046           10,626
                                           ------------     ------------
   Investments, at fair value-
       Common stock                           2,566,513        2,740,438
       Mutual funds                          47,320,543       48,361,014
                                           ------------     ------------
         Total investments                   49,887,056       51,101,452
                                           ------------     ------------
         Total assets                        52,295,217       53,628,281
                                           ------------     ------------
Liabilities:
   Accrued expenses                              21,837               --
                                           ------------     ------------
Net assets available for plan benefits     $ 52,273,380     $ 53,628,281
                                           ============     ============

The accompanying notes are an integral part of these financial statements.

                            THE BON-TON STORES, INC.
                     PROFIT SHARING/RETIREMENT SAVINGS PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

                 For the Years Ended December 31, 2001 and 2000



                                                                          2001              2000
                                                                      ------------      ------------

Additions to net assets:
   Contributions-
      Employer                                                        $  2,200,105      $  2,233,390
      Employee/participant                                               4,064,124         4,025,038
                                                                      ------------      ------------

         Total contributions                                             6,264,229         6,258,428
                                                                      ------------      ------------

   Investment (loss) income-
      Unrealized appreciation (depreciation) in fair market value        1,188,878        (3,325,279)
      Dividends and interest                                               991,392         2,851,887
      Realized losses                                                   (4,873,888)         (628,003)
                                                                      ------------      ------------

         Total investment loss                                          (2,693,618)       (1,101,395)
                                                                      ------------      ------------

         Total additions, net                                            3,570,611         5,157,033
                                                                      ------------      ------------

Deductions from net assets:
      Benefit payments and withdrawals                                   4,719,197         5,454,092
      Administrative expenses                                              206,315           207,038
                                                                      ------------      ------------

         Total deductions                                                4,925,512         5,661,130
                                                                      ------------      ------------

Decrease in net assets available for plan benefits                      (1,354,901)         (504,097)
Net assets available for plan benefits:
   Beginning of year                                                    53,628,281        54,132,378
                                                                      ------------      ------------

   End of year                                                        $ 52,273,380      $ 53,628,281
                                                                      ============      ============


The accompanying notes are an integral part of these financial statements.

                            THE BON-TON STORES, INC.
                     PROFIT SHARING/RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                        As of December 31, 2001 and 2000



(1)   DESCRIPTION OF PLAN:

The following description of The Bon-Ton Stores, Inc. Profit Sharing/Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      (a)   GENERAL

            The Plan is a defined contribution plan covering substantially all employees of The Bon-Ton Stores, Inc. (the Company) who have completed one year of service, worked 1,000 hours and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

      (b)   EMPLOYEE CONTRIBUTIONS

            Eligible employees may elect to make basic contributions from one percent to 15 percent of their compensation. The Plan has additional limitations on pretax contributions for highly compensated participants. For the Plan years 2001 and 2000, a highly compensated participant, as defined by the Plan, is a participant with an annual salary equal to or greater than $85,000.

      (c)   EMPLOYER CONTRIBUTIONS

            The Plan's profit sharing contributions are made at the Company's discretion out of the annual current earnings of the Company subsequent to the close of the Company's fiscal year. Contributions are paid to the designated trustee of the Plan and are subject to certain limitations as dictated by the Internal Revenue Code (IRC). Profit sharing contributions by the Company are allocated following the last day of the Plan year. Allocations are based upon an eligible participant's weighted compensation using the ratio which the participant's compensation for the Plan year plus the participant's compensation in excess of 40 percent of the Social Security Wage Base for the Plan year bears to the total compensation for the Plan year plus the total compensation in excess of 40 percent of the Social Security Wage Base for the Plan year of all eligible participants. The maximum amount which may be allocated using this method to any participant is 4.3 percent of the sum of the participant's compensation for the Plan year plus the participant's compensation over 40 percent of the Social Security Wage Base for the Plan year.

            Matching employer contributions are also at the discretion of the Company and cannot apply to more than five percent of the participant's compensation. These contributions are allocated to the respective investments based upon the allocations chosen by the participant. During 2001 and 2000, the Company's matching contributions as a percentage of the employees' pretax contributions were 30 percent.

                            THE BON-TON STORES, INC.
                     PROFIT SHARING/RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                        As of December 31, 2001 and 2000



      (d)   PARTICIPANT ACCOUNTS

            Each participant's account is credited with the participant's contribution and an allocation of: (a) the employer's contribution,
            (b) Plan earnings, and (c) forfeitures of terminated participant's nonvested accounts. Forfeitures attributable to profit sharing contributions are allocated on the same basis as profit sharing contributions, and forfeitures attributable to matching employer contributions are allocated on the same basis as matching employer contributions. Effective September 2000, PNC Bank N.A., the trustee as defined by the Plan, instituted a $10 administrative fee for each distribution from the Plan. Before allocation, funds from forfeitures are used to pay these Plan fees.

      (e)   INVESTMENTS

            Investment of the participants' and the Company's contributions, both matching and profit sharing, are allocated at the direction of the participant.

      (f)   VESTING

            Participants are fully vested as to their own contributions. With regard to employer matching contributions, the Plan has adopted a three-year cliff vesting policy, which provides for 100 percent vesting after three years of service. Profit sharing contributions also cliff vest, with 100 percent vesting after five years of service.

      (g)   PARTICIPANT LOANS

            Participants may borrow from the Plan in an amount not to exceed 50 percent of the participant's vested account balance. In no event can the participant borrow more than $50,000 or less than $1,000. Loans are for a period not to exceed five years and bear interest at prime plus 1 percent (5.75 percent at December 31, 2001).

      (h)   BENEFIT PAYMENTS

            Participants may make withdrawals from their employee pretax contribution accounts at any time after age 59 1/2 or at any time for economic hardship, as defined by the Plan. After-tax employee contributions may be withdrawn at any time. Upon termination of employment, participants are entitled to receive the entire balance in their employee account and employer account (if vested). In the event of death or disability of a participant before termination of employment, 100 percent of a participant's account is distributed to a beneficiary as defined. Withdrawals may be paid in a lump sum, in installments, as an annuity for life, as a joint and survivor annuity, or any combination of the foregoing at the option of the participant.

            Benefits due to retired and terminated participants, which are included in the statement of net assets available for plan benefits at December 31, 2001 and 2000, amounted to $44,387 and $810,667, respectively.

                            THE BON-TON STORES, INC.
                     PROFIT SHARING/RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                        As of December 31, 2001 and 2000


      (i)   PLAN TERMINATION

            Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

      (a)   BASIS OF ACCOUNTING

            The financial statements of the Plan have been prepared on the accrual basis of accounting.

      (b)   ESTIMATES

            The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

      (c)   INVESTMENTS

            Participants have the option to invest their contributions and employer contributions in any of the following nine investments: PNC Investment Contract Fund, BlackRock Core Bond Total Return, Washington Mutual Investors Fund, Invesco Dynamics Fund, Bon-Ton Stores, Inc. Common Stock, Janus Advisor Growth and Income Fund, American Balanced Fund, AIM Small Cap Growth and American Century International Growth Fund.

            Participants may also elect to invest in a self-directed brokerage account. This investment option allows participants to invest their funds into any security available on the open market for some additional fees associated with the self-direction. Only one of the Plan's participants has chosen this election and has chosen Bon-Ton stock as the investment.

            Effective October 2000, the BlackRock Balanced Fund replaced the Invesco Total Return Fund.

            Effective October 2001, the American Balanced Fund replaced the BlackRock Balanced Fund; the AIM Small Cap Growth Fund replaced the INVESCO Small Company Growth Fund; and the Janus Advisor Growth & Income Fund replaced the Janus Growth & Income Fund.

            The Plan's investments are stated at fair value measured by quoted market prices.

                            THE BON-TON STORES, INC.
                     PROFIT SHARING/RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                        As of December 31, 2001 and 2000


      (d) REALIZED GAINS (LOSSES) AND UNREALIZED APPRECIATION (DEPRECIATION) IN FAIR MARKET VALUE.

            The computations of both realized gains and losses and the unrealized appreciation and depreciation in fair market value are based on the difference between the fair market values of the investments at the beginning of the year and the fair market values on the sales dates or the end of the year, as applicable.

      (e)   ADMINISTRATIVE EXPENSES

            Under terms of the Plan document, all expenses are paid by the Plan unless paid directly by the Company.

3.    INVESTMENTS

      The following investments represent 5 percent or more of the Plan's net assets available for plan benefits as of December 31, 2001 and 2000:

                                                                                     2001            2000
                                                                                 ------------    ------------

      Bon-Ton Stores, Inc. Common Stock, 950,560 and 1,007,565, shares,
         respectively                                                            $  2,566,513    $  2,740,438
      American Balanced Fund, 396,395 and 0 shares, respectively                    6,282,859              --
      Washington Mutual Investors Fund, 356,081 and 333,098 shares,
         respectively                                                              10,059,281       9,669,821
      BlackRock Core Bond Total Return, 316,019 and 226,490 shares,
         respectively                                                               3,062,228       2,178,830
      INVESCO Dynamics, 208,905 and 197,269 shares, respectively                    3,317,404       4,689,077
      Janus Advisor Growth & Income Fund, 453,832 and 0 shares, respectively        6,766,637              --
      PNC Investment Contract Fund, 6,846,132 and 6,734,819 shares,
         respectively                                                              16,227,386      15,111,586
      Janus Growth and Income Fund, 0 and 234,336 shares, respectively                     --       8,283,765
      Black Rock Balanced Fund, 0 and 412,383 shares, respectively                         --       6,692,969

                            THE BON-TON STORES, INC.
                     PROFIT SHARING/RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                        As of December 31, 2001 and 2000



      During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by ($3,685,010) and ($3,953,282), respectively, as follows:

                                           2001             2000
                                       -----------      -----------

      Mutual funds                     $(3,631,037)     $(3,265,402)
      Common stock                         (53,973)        (687,880)
                                       -----------      -----------
                                       $(3,685,010)     $(3,953,282)
                                       ===========      ===========

4.    RELATED-PARTY TRANSACTIONS:

      Certain Plan investments are shares of investment funds managed by PNC Bank, N.A., the trustee as defined by the Plan. The Plan also provides the participants the election of an investment in the Company's common stock. These transactions qualify as party-in-interest dealings.

      Fees paid by the Plan for recordkeeper services and investment management services amounted to $97,648 and $86,830, and $132,973 and $74,065, respectively, for the years ended December 31, 2001 and 2000, respectively.

5.    FEDERAL INCOME TAXES:

      The Internal Revenue Service has determined and informed the Company by a letter dated January 30, 1996, that the Plan is qualified under Sections 401(a) and 401(k) of the IRC and the trust established under the Plan is exempt from federal income taxes under Section 501(a). The Plan's management believes that subsequent amendments have not affected the Plan's qualification and that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.    RECONCILIATION OF FINANCIAL STATEMENTS

      The following is a reconciliation of net assets available for plan benefits on the financial statements to the Form 5500:

                                                                                       DECEMBER 31,
                                                                                  2001             2000
                                                                              ------------     ------------

      Net assets available for plan benefits on the financial statements      $ 52,273,380     $ 53,628,281
      Amount allocated to withdrawing participants                                 (44,387)        (810,667)
                                                                              ------------     ------------
      Net assets available for plan benefits on the Form 5500                 $ 52,228,993     $ 52,817,614
                                                                              ============     ============

                            THE BON-TON STORES, INC.
                     PROFIT SHARING/RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                        As of December 31, 2001 and 2000



      The following is a reconciliation of benefits paid to participants on the financial statements to the Form 5500:

                                                                                     DECEMBER 31,
                                                                                 2001             2000
                                                                             -----------      -----------

Benefits paid to participants on the financial statements                    $ 4,719,197      $ 5,454,092
Add-Amounts allocated to withdrawing participants at year-end                     44,387          810,667
Less- Amounts allocated to withdrawing participants at beginning of year        (810,667)      (1,079,751)
                                                                             -----------      -----------
Benefits paid to participants on the Form 5500                               $ 3,952,917      $ 5,185,008
                                                                             ===========      ===========




      Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

                            THE BON-TON STORES, INC.
                     PROFIT SHARING/RETIREMENT SAVINGS PLAN

 Schedule H, Part IV, item I -- Schedule of Assets Held for Investment Purposes

                             As of December 31, 2001


                                                                   NUMBER OF
                    DESCRIPTION OF INVESTMENT                        SHARES        MARKET
--------------------------------------------------------------     ---------     -----------

Bon-Ton Stores, Inc. Common Stock*                                   950,560     $ 2,566,513

American Century International Growth Fund                            69,218         550,972

AIM Small Cap Growth                                                   9,766         250,683

American Balanced Fund                                               396,395       6,282,859

Washington Mutual Investors Fund                                     356,081      10,059,281

BlackRock Core Bond Total Return*                                    316,019       3,062,228

BlackRock Core Bond Fund*                                              2,425          23,474

INVESCO Dynamics                                                     208,905       3,317,404

Janus Advisor Growth & Income Fund                                   453,832       6,766,637

Participant Loans; interest rates ranging from 6.00 percent to
   10.50 percent                                                     779,619         779,619

PNC Investment Contract Fund*                                      6,846,132      16,227,386
                                                                                 -----------
                                                                                 $49,887,056
                                                                                 ===========


* Represents a party-in-interest investment

The accompanying notes are an integral part of this schedule.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of
The Bon-Ton Stores, Inc.
Profit Sharing/Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of The Bon-Ton Stores, Inc. Profit Sharing/Retirement Savings Plan (the
Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, listed in the index to the financial statements, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                             /s/ Arthur Andersen LLP

Lancaster, Pennsylvania
June 8, 2001

THE REPORT ABOVE IS A COPY OF A PREVIOUS REPORT AND HAS NOT BEEN RE-ISSUED BY ARTHUR ANDERSEN LLP.

     RISK RELATING TO THE LACK OF AN UPDATED CONSENT OF ARTHUR ANDERSEN LLP


REPRESENTATIVES OF ARTHUR ANDERSEN LLP ARE NOT AVAILABLE TO PROVIDE A CURRENTLY DATED CONSENT TO THE INCLUSION OF THEIR REPORT ON THE FINANCIAL STATEMENTS OF THE BON-TON STORES, INC. PROFIT SHARING / RETIREMENT SAVINGS PLAN IN THIS REPORT ON FORM 11-K, AND YOU MAY NOT BE ABLE TO RECOVER AGAINST ARTHUR ANDERSEN LLP UNDER SECTION 11 OF THE SECURITIES ACT OF 1933.

Arthur Andersen LLP was the independent accountant for The Bon-Ton Stores, Inc. Profit Sharing / Retirement Savings Plan until June 14, 2002 and, in that capacity, audited its statements of net assets available for plan benefits of The Bon-Ton Stores, Inc. Profit Sharing / Retirement Savings Plan as of December 31, 2000 and the related statements of changes in net assets available for plan benefits for the year then ended, which are included in this Report on Form 11-K.

Representatives of Arthur Andersen LLP are no longer available to provide a currently dated consent to the inclusion of their report on these financial statements in this Report on Form 11-K, and we have dispensed with the filing of their updated consent as an exhibit to the Report on Form 11-K in reliance on Rule 437a under the Securities Act of 1933.

Because Arthur Andersen LLP has not provided a currently dated consent to the inclusion of their report on the financial statements in this Report on Form 11-K, you may not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act of 1933 for any untrue statement of a material fact contained in, or any omission to state a material fact required to be stated in, the financial statements audited by Arthur Andersen LLP that are included in this Report on Form 11-K and incorporated by reference into Registration Statements on Form S-8, Registration Nos. 33-43105, 333-36725 and 333-65120.

                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                     THE BON-TON STORES, INC.
                                     Profit Sharing/Retirement Savings Plan

Date:  June 28, 2002                 By:  /s/ Ryan J. Sattler
                                        ---------------------------------
                                          Ryan J. Sattler
                                          Plan Administrator

                                  EXHIBIT INDEX

Exhibit               Description
-------               -----------

23.1        Consent of KPMG LLP

23.2*       Consent of Arthur Andersen LLP


* Omitted in reliance on Rule 437a under the Securities Act of 1933.